SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*

                             C&D TECHNOLOGIES, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   124661109
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                                (CUSIP Number)

                                                  with a copy to:
Alexander J. Roepers                              Allen B. Levithan, Esq.
Atlantic Investment Management, Inc.              Lowenstein Sandler PC
750 Lexington Avenue                              65 Livingston Avenue
New York, New York  10022                         Roseland, New Jersey  07068
(212) 688-6644                                    (973) 597-2500

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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                 August 2, 1999
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                             CUSIP NO. 124661109
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1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     (entities only):

             Atlantic Investment Management, Inc.

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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

             (a) ____             (b) ____

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3)   SEC Use Only

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4)   Source of Funds (See Instructions):   AF, OO

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e):
                   Not Applicable

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6)   Citizenship or Place of Organization:  Delaware

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       Number of                 7)    Sole Voting Power:               625,470*
                                 -----------------------------------------------
       Shares Beneficially       8)    Shared Voting Power:                   0
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       Owned by
       Each Reporting            9)     Sole Dispositive Power:         625,470*
                                 -----------------------------------------------
         Person  With:           10)    Shared Dispositive Power:             0
                                 -----------------------------------------------

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                625,470*

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12)  Check if the  Aggregate Amount in  Row  (11) Excludes  Certain  Shares (See
     Instructions):
                    Not Applicable

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13)  Percent of Class Represented by Amount in Row (11):

                4.9%*

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14)  Type of Reporting Person (See Instructions):  IA

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*  Includes:  (i) 101,755 shares (.8%) of the Issuer's  common stock,  par value
$.01 per share ("Shares"), beneficially owned AJR International (BVI), Inc., a British Virgin Islands company; (ii) 22,872 Shares (.2%) beneficially owned by Quest Capital Partners, L.P., a Delaware limited partnership; (iii) 341,211 Shares (2.7%) beneficially owned by Cambrian Fund (BVI), Ltd., a British Virgin Islands company; (iv) 56,089 Shares (.4%) beneficially owned by Cambrian Partners, L.P., a Delaware limited partnership; and (v) 103,273 Shares (.8%) held in two managed accounts ("Managed Accounts"). In addition, the sole shareholder of the Reporting Person beneficially owns 270 Shares (.002%). The Reporting Person, serving as the investment advisor of the foregoing parties and the Managed Accounts, has sole voting and dispositive power over all Shares beneficially owned by such parties or held in the Managed Accounts. See Items 2 and 5 for additional details.

Item 1.  Security and Issuer

         Atlantic Investment Management, Inc., a Delaware corporation (the "Reporting Person"), hereby amends its statement on Schedule 13D filed with the SEC on March 17, 1999 with respect to the common stock, par value $.01 per share (the "Shares"), of C&D Technologies, Inc. (the "Issuer"). The Issuer has principal executive offices located at 1400 Union Meeting Road, Blue Bell, Pennsylvania 19422.

Item 2.  Identity and Background

         (a) This statement is filed by the Reporting Person with respect to 625,470 Shares over which the Reporting Person has sole dispositive and voting power by reason of serving as the investment advisor to (i) AJR International
(BVI) Inc., a British Virgin Islands company ("AJR"), (ii) Quest Capital Partners, L.P., a Delaware limited partnership ("Quest"), (iii) Cambrian Fund
(BVI), Ltd., a British Virgin Islands company ("Cambrian Fund"), (iv) Cambrian Partners, L.P., a Delaware limited partnership ("Cambrian Partners"), (v) the Managed Accounts and (vi) Alexander J. Roepers, the president and sole shareholder of the Reporting Person. Mr. Roepers also serves as the general partner of Quest and Cambrian Partners.

         (b) The business address of both the Reporting Person and Mr. Roepers is 750 Lexington Avenue, 16th Floor, New York, New York 10022.

         (c) The principal business of the Reporting Person is that of an investment advisor engaging in the purchase and sale of securities for investment with the objective of capital appreciation on behalf of AJR, Quest, Cambrian Fund, Cambrian Partners, the Managed Accounts and Mr. Roepers. The principal occupation of Mr. Roepers is serving as the president and managing officer of the Reporting Person.

         (d) Neither the Reporting  Person nor Mr. Roepers has,  during the past
five  years,  been  convicted  in  a  criminal  proceeding   (excluding  traffic
violations or similar misdemeanors).

         (e) Neither the Reporting Person nor Mr. Roepers has, during the past five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Roepers is a citizen of The Netherlands.

Item 3.  Source and Amount of Funds or Other Consideration

         The Shares purchased by the Reporting Person on behalf of AJR, Quest, Cambrian Fund, Cambrian Partners and the Managed Accounts were purchased with the investment capital of such entities. The Shares purchased individually by Mr. Roepers were purchased with the personal funds of Mr. Roepers. The aggregate amount of funds used in making the two purchases reported on this Amendment No. 2 to Schedule 13D was $120,312.

Item 4.  Purpose of Transaction

         The Reporting Person acquired, on behalf of AJR, Quest, Cambrian Fund, Cambrian Partners, the Managed Accounts and Mr. Roepers, and continues to hold the Shares reported herein for investment purposes. The Reporting Person intends to evaluate the performance of the Shares as an investment in the ordinary course of business. The Reporting Person pursues an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Person analyzes the operations, capital structure and markets of companies in which the Reporting Person's clients invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.

         The Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Shares in particular, other developments and other investment opportunities. Depending on such assessments, the Reporting Person may acquire additional Shares or may determine to sell or otherwise dispose of all or some of the Shares presently held by AJR, Quest, Cambrian Fund, Cambrian Partners, the Managed Accounts and Mr. Roepers in the open market or in private transactions. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Person may deem material to its investment decision.

         The Reporting Person will continue its active discussions with the Issuer's management with respect to actions which might be taken by the management of the Issuer to maximize shareholder value of the Issuer. There can be no assurance that the Reporting Person will take any of the actions described in the previous sentence.

         Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) Based upon the information contained in the Issuer's Quarterly Report on Form 10Q filed with the SEC on June 14, 1999, there were issued and outstanding 12,758,327 Shares as of June 4, 1999. As of August 2, 1999, the Reporting Person ceased to be the beneficial owner of more than 5% of the Shares.

         (b) The Reporting Person does not directly own any Shares. The Reporting Person has entered into an investment advisory agreement with each of AJR, Quest, Cambrian Fund, Cambrian Partners and the Managed Accounts, pursuant to which the Reporting Person has investment authority with respect to the securities held by such entity or in such account. Such power includes the power to dispose of and the power to vote the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to be the beneficial owner of the Shares held by such entities. In addition, the Reporting Person has sole dispositive and voting power over the 270 Shares beneficially owned by Mr. Roepers. Accordingly, the Reporting Person is deemed the beneficial owner of 625,470 Shares or 4.9% of the outstanding Shares.

         (c) The following table details the transactions by the Reporting Person, on behalf of AJR, Quest, Cambrian Fund and Cambrian Partners and the Managed Accounts, as well as transactions by Mr. Roepers, in the Shares in the past sixty days:


Date                        Quantity           Price         Type of Transaction

June 30, 1999                 2,000            $30.31       Open Market Purchase

July 6, 1999                 12,100            $30.89       Open Market Sale

July 30, 1999                40,000            $30.84       Open Market Sale

July 30, 1999                 2,000            $29.84       Open Market Purchase

August 2, 1999               40,000            $31.00       Open Market Sale

August 3, 1999               23,500            $30.57       Open Market Sale


         Except for the transactions listed above, neither the Reporting Person, any entity for which the Reporting Person serves as investment advisor, any person or entity controlled by the Reporting Person, nor Mr. Roepers has traded Shares in the last sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Not Applicable

Item 7.  Material to be filed as exhibits

                  Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            August 5, 1999


                                            ATLANTIC INVESTMENT MANAGEMENT, INC.


                                            By: /s/ Alexander J. Roepers
                                                ________________________________
                                                Alexander J. Roepers, President







ATTENTION: INTENTIONAL  MISSTATEMENTS  OR  OMISSIONS  OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).